06004038

D STATES
CHANGE COMMISSION
n, D.C. 20549

BD 3/7

AB 3/15

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

Rye Brook (City) New York (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 200 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

SEC MAIL
FEB 27 2006
WASH... SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10 4/25

OATH OR AFFIRMATION

I, Maureen D. Howley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY KATHLEEN FOYNES GA24
Notary Public, State of New York
No. 02GA6012130
Qualified in Westchester County
Commission Expires August 17, 2006

Notary Public

Signature

MAUREEN D. HOWLEY
~~SENIOR VICE PRESIDENT AND~~
CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENMAR SECURITIES, INC.

TABLE OF CONTENTS

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Kenmar Securities, Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities, Inc. (the Company) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the period October 1, 2004 to December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the period October 1, 2004 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities, Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of the minimum capital requirements is supplementary information required by regulations of the Commodity Futures Trading Commission. The National Futures Association supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 22, 2006

KENMAR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS	
Cash and cash equivalents	$ 107,065
Service fees and sales commissions receivable	81,499
Due from affiliates, net	307,810
Prepaid expenses	49,330
Other assets	5,754
Total assets	$ 551,458
LIABILITIES	
Accrued expenses	$ 42,607
STOCKHOLDER'S EQUITY	
Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Additional paid-in capital	860,751
Retained earnings	(351,910)
Total stockholder's equity	508,851
Total liabilities and stockholder's equity	$ 551,458

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Period October 1, 2004 to December 31, 2005

REVENUE	
Commissions	$ 536,490
Service fees and sales commissions	81,499
Interest	2,909
Other income	3,972
Total revenue	624,870
EXPENSES	
Compensation and related payroll taxes	106,393
Commissions	768,399
Travel, entertainment and marketing costs	8,101
Occupancy and office costs	57,270
Regulatory and license fees	15,701
Professional fees	294,293
Other expenses	5,131
Total expenses	1,255,288
(LOSS) BEFORE INCOME TAXES	(630,418)
Income tax expense	795
NET (LOSS)	$ (631,213)

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Period October 1, 2004 to December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2004	$ 10	$ 26,490	$ 279,303	$ 305,803
Net (loss) for the period October 1, 2004 to December 31, 2005		0	(631,213)	(631,213)
Capital contributions	0	834,261	0	834,261
Balance at December 31, 2005	$ 10	$ 860,751	$(351,910)	$ 508,851

See accompanying notes.

KENMAR SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Period October 1, 2004 to December 31, 2005

Cash flows from (for) operating activities:	
Net (loss)	$(631,213)
Adjustments to reconcile net (loss) to net (decrease) in cash and cash equivalents:	
Changes in assets and liabilities:	
Increase in service fees and sales commissions receivable	(81,499)
Increase in due from affiliates, net	(112,190)
Increase in accrued expenses	27,479
Increase in prepaid expenses	(49,330)
Increase in other assets	(3,972)
Net cash for operating activities	(850,725)
Cash flows from financing activities	
Capital contributions	834,261
Net decrease in cash and cash equivalents	(16,464)
Cash and cash equivalents, beginning of year	123,529
Cash and cash equivalents, end of year	$ 107,065
Supplemental Disclosure of Cash Flow Information	
Income taxes paid	$ 28,156

See accompanying notes.

KENMAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, Inc. (the Company) was originally incorporated in the State of New York on June 5, 1987 and was merged into a Connecticut corporation effective February 7, 1996. Effective January 1, 2005, the Company changed its fiscal year end from September 30 to December 31. The Company is a wholly-owned subsidiary of Kenmar Holdings Inc. (the Parent), which, as of December 31, 2004, in turn, is wholly-owned by Kenmar Investment Associates (KIA). Effective January 1, 2005, the Kenmar group of companies were reorganized and Kenmar Group, Inc. (KGI) indirectly became the sole owner of KIA. The Company's two sole directors are the sole and equal owners of KGI.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and, as of June 24, 2003, an Independent Introducing Broker, registered with the Commodity Futures Trading Commission (CFTC), in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with primarily one financial institution. In the event of a financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

The Company earns sales commissions and service fees performed for affiliated commodity pools. Such revenue is recognized as income when earned.

E. Income Taxes

For the period from October 1, 2004 to December 31, 2004, the Company was part of the Parent's consolidated group for U.S. and state income tax purposes. Income tax returns were prepared on the accrual basis of accounting for the period October 1, 2004 to December 31, 2004. The Company was allocated income tax in an amount equal to its separate tax liability, computed as it were filing individually.

Effective January 1, 2005, the Company has elected S Corporation status, pursuant to which the Company does not pay U.S. Corporate or state income tax on its taxable income. Instead, the ultimate stockholders of the Company are liable for individual income tax on their share of the Company's taxable income.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had adjusted net capital of $144,057, which was $139,057 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.30 to 1.

The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $30,000. At December 31, 2005 the Company had adjusted net capital of $144,057 which was $114,057 in excess of its required net capital.

Note 3. SERVICE FEES, SALES COMMISSIONS AND COMMISSION EXPENSE

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"), which commenced operations on December 1, 2005. The Managing Owner of the Trust is Preferred Investment Solutions Corp. (Preferred), another subsidiary of the Parent. The Trust consists of four separate and distinct series (the "Series") and each Series is initially divided into two classes: Class I Units and Class II Units. The Class I and Class II Units are identical except for the applicable service fee charged to each Class. As of December 31, 2005, Class II Units have not been issued. The Company receives service fees with respect to the Class I Units, monthly in arrears, equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding Class I Units as of the beginning of the month. The Company is responsible for paying all commissions owing to the correspondent selling agents, who are entitled to receive from the Company an initial commission equal to 2% of the initial Net Asset Value of the outstanding units of each Class I Unit sold by them, payable on the date such Class I Units are purchased and, commencing with the 13th month after the purchase of a Class I Unit, an ongoing monthly commission equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding units as of the beginning of the month of the Class I units sold by them. Service fees received by the Company under this arrangement amount to $54,333 for the period December 1, 2005 (commencement of Trust operations) to December 31, 2005. Commissions paid to correspondent selling agents amounted to $768,399 for the period ended December 31, 2005.

The Company also receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $27,166 for the period December 1, 2005 (commencement of Trust operations) to December 31, 2005.

Note 4. RELATED PARTY TRANSACTIONS

The Company has transactions and relationships with members of a group of affiliated companies that occasionally result in advances to and from such affiliates. A significant portion of the Company's direct and allocable expenses are paid by Preferred. These expenses are in turn charged to the Company at cost. Additionally, all of the Company's commission income is earned from Preferred, based on certain of the Company's combined expenses. During the period October 1, 2004 to December 31, 2005, the Company earned commission income of $536,490 and was charged expenses of $533,879 under these arrangements. Due to these arrangements, the Company is dependent on the financial condition of its affiliates and their ability to generate sufficient revenue and cash flow in order to support the Company's ongoing operations.

Note 4. RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also experiences transfers to and from Preferred as part of consolidated cash management efforts. No specific terms apply to the liquidation of intercompany receivables and payables; however, such intercompany balances are settled periodically. The Company has reflected its right of offset in reporting intercompany balances net in the statement of financial condition.

Rent expense is allocated from Preferred at cost based on the Company's use of space. There is no fixed commitment to contribute to the payment of rent on an ongoing basis. Rent expense allocated for the period ended December 31, 2005 amount to $11,899.

See Note 3. with regards to service fees and sales commissions from related parties.

Note 5. GUARANTEES

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Preferred and Kenmar Investment Adviser Corp. The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31	
2006	$193,227
2007	210,793
2008	210,793
2009	154,466
2010	154,466
	$923,745

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6. SUBSEQUENT EVENTS

Effective January 1, 2006, the Company, Kenmar Securities, Inc., a Connecticut corporation (KSEC CT), merged with and into Kenmar Securities Inc., a Delaware corporation (KSEC DE) in a tax-free reorganization. KSEC CT cancelled each share of common stock and KSEC DE became the surviving company. The merger was effectuated pursuant to a Plan and Agreement of Merger between KSEC CT and KSEC DE dated as of January 1, 2006. KSEC CT and KSEC DE share the same stockholder, board of directors and officers. The Board of Directors and the ultimate sole owners of KSEC CT and KSEC DE unanimously approved the Plan and Agreement of Merger.

On January 31, 2006, the Parent contributed $86,668 of additional paid-in-capital to the Company.

KENMAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Total stockholder's equity	$ 508,851
Deduct items not allowable for net capital	
Non-allowable assets	(362,894)
Haircuts on securities	(1,900)
Net capital	$ 144,057
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 2,840
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 144,057
Minimum net capital requirement	5,000
Excess net capital	$ 139,057
Total aggregate indebtedness (total liabilities)	$ 42,607
Percentage of aggregate indebtedness to net capital	30%

Reconciliation with Company's computation:

Net capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2005 (unaudited)	$ 80,939
Adjustment to accrued expenses	63,118
Adjustment to prepaid expenses	49,330
Adjustment to due from affiliates, net	(680)
Items not allowable for net capital	(48,650)
Net capital shown above	$ 144,057

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2005 is as follows:

Total liabilities	$ 42,607
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$ 42,607

KENMAR SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2005

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

KENMAR SECURITIES, INC.
COMPUTATION OF MINIMUM CAPITAL
REQUIREMENTS UNDER REGULATION 1.17
OF THE COMMODITY FUTURES TRADING COMMISSION
December 31, 2005

Total stockholder's equity	$ 508,851
Deduct items not allowable for net capital Non-allowable assets	(362,894)
Haircuts on securities	(1,900)
Net capital	$ 144,057
Minimum regulatory dollar net capital requirement	$ 30,000
Net capital shown above	$ 144,057
Minimum capital requirement	30,000
Excess net capital	$ 114,057

Reconciliation with Company's computation:

Net capital as reported by the Company in Part IIA of Form X-17a-5 as of December 31, 2005 (unaudited)	$ 80,939
Adjustment to accrued expenses	63,118
Adjustment to prepaid expenses	49,330
Adjustment to due from affiliates, net	(680)
Items not allowable for net capital	(48,650)
Net capital shown above	$ 144,057

NFA

KENMAR SECURITIES, INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below	1 Minimum Capital Requirement	2 Equity Withdrawal Restriction	3 Suspended Repayment Restriction
A Minimum dollar amount	$30,000	$36,000	$36,000
B Calculation based on branch offices Number of branch offices = 1	x $6,000 = $6,000	x $7,200 = $7,200	x $7,200 = $7,200
C Calculation based on associated persons Number of associated persons = 2	x $3,000 = $6,000	x $3,600 = $7,200	x $3,600 = $7,200
D Securities broker/dealers per SEC 15c3-1	$5,000	N/A	N/A
Enter the greatest of A - D	$30,000	$36,000	$36,000
		+ Subordinated debt maturing in next 6 mos. 0	+ Subordinated debt maturing in next 6 mos. 0
		+ Expected capital withdrawals in next 6 mos.	
		Total $36,000	Total $36,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$508,851
Ownership equity	$508,851	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	114,057
= Equity Capital	= $508,851	= Required total	$394,794

Equity Capital / Required Total 128.89%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17a-5)

For the Period October 1, 2004 to December 31, 2005

Arthur F. Bell, Jr. & Associates, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

201 International Circle, Suite 200
Hunt Valley, Maryland 21030
Tel: 410.771.0001 - Fax: 410.785.9784
www.afb-a.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder
Kenmar Securities, Inc.

In planning and performing our audit of the financial statements and supplementary information of Kenmar Securities, Inc. (the Company), for the period October 1, 2004 to December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3 and to the objectives stated in Regulation 1.16 in making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, respectively, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the National Association of Securities Dealers, Inc., the CFTC, the National Futures Association and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 22, 2006